# NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com



## For Immediate Release

# NOVAWEST RECEIVES ANOTHER OFFER TO PURCHASE RAGLAN ASSETS

**TSX Venture Exchange Listed – Symbol "NVE"**
**Frankfurt Stock Exchange Listed – Symbol "NWM"**
**Website – http://www.novawest.com**

**S.E.C. Exemption 12(g)3-2(b)**
**File No. 82-3822**
**Standard & Poors Listed**
**Dun & Bradstreet Listed**



April 11, 2005

Novawest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Exchange wishes to advise that Novawest is in receipt of another offer from a Company interested in purchasing Novawest's Raglan assets. It appears that the value of the offer is considerably more than other offers received to date. The Board of Directors has not yet fully reviewed the terms of the offer.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

*"Patrick D. O'Brien"*
Chairman

THE TSX VENTURE EXCHANGE AND FRANKFURT EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.


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